April 22, 2025

Lisa N. Larkin

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MML Series Investment Fund (the “Registrant”)
1933 Act File No. 2-39334
1940 Act File No. 811-02224
Comments received for PEA No. 117 filed on February 24, 2025

Dear Ms. Larkin:

On behalf of the Registrant, this letter sets forth our responses to your comments of April 11, 2025 regarding the above-mentioned amendment filed with the Securities and Exchange Commission (the “SEC”) on February 24, 2025 (the “Amendment”). Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Amendment.

Prospectus Comments

1)	Comment: For the MML Equity Index Fund, please insert disclosure in the paragraph preceding the performance table that the performance shown is based on a different investment objective prior to April 25, 2025.

Response: Although the Fund’s investment objective has been slightly modified to align with the Fund’s new investment subadviser effective April 25, 2025, there will be no material change to the Fund’s investment strategy such that the suggested disclosure would be applicable. We do add the suggested disclosure when there is a material change to a Fund’s investment objective and/or investment strategy; however, we believe the current performance disclosure is appropriate in this instance, and we therefore respectfully decline to make the requested change.

2)	Comment: For Funds with a fee waiver agreement with the Fund’s adviser, please confirm that such waived/capped fees cannot be recouped.

Response: We confirm.

3)	Comment: For the MML Fundamental Equity Fund, please insert disclosure in the paragraph preceding the performance table that the performance shown is based on a different investment objective and investment strategy prior to April 25, 2025.

Response: Although the Fund’s investment objective and strategy have been slightly modified, there will be no change to the Fund’s investment subadviser and no material change to the Fund’s investment strategy such that the suggested disclosure would be applicable. We do add the suggested disclosure when there is a material change to a Fund’s investment objective and/or investment strategy; however, we believe the current performance disclosure is appropriate in this instance, and we therefore respectfully decline to make the requested change.

4)	Comment: For the MML Global Fund, in connection with the new “names rule,” please add disclosure regarding how the Fund interprets the term “global” in its name. For example, (1) the Fund could invest significantly in companies or issuers organized or located outside of the U.S.; (2) the Fund could invest in companies or issuers doing substantial business in multiple countries outside the U.S.; (3) the Fund could invest in companies or issuers that primarily hold a majority of their assets outside of the U.S.; or (4) the amount of the Fund’s assets invested outside of the U.S. could be consistent with the global allocations under a broad based, global investment index, +/- 5%.

Response: We respectfully disagree that the use of the term “global” in the Fund’s name requires the Fund to provide the above-referenced disclosure, and we believe that the current disclosure for the Fund is appropriate. The SEC has not deemed the term “global” to be inherently subject to Section 35(d) or Rule 35d-1 of the Investment Company Act of 1940, as amended (the “1940 Act”). Moreover, the use of the term “global” in the Fund’s name is not misleading in view of the disclosure that the Fund’s prospectus provides regarding the types of investments in which the Fund may invest, including our current disclosure in Item 9 describing when an investment is tied to a particular geographic country or region.

As an initial matter, Section 35(d) of the 1940 Act, does not, on its face, require a fund to maintain a minimum amount, or type, of investment in order to call itself a “global” fund. Rather, this Section makes it unlawful for any fund to adopt as part of its name or title any word or words that the SEC defines as materially deceptive or misleading. Under the plain wording of Section 35(d), a name is not unlawful pursuant to the Section unless and until the SEC has made an affirmative determination that the name is materially deceptive or misleading. The SEC has not delegated its authority to the staff of the SEC to make this determination.

We have found no instance in which the SEC has determined the word “global” to be materially deceptive or misleading under Section 35(d) due to a failure to define what a global investment is. To the contrary, the SEC had the opportunity to impose such a test when it proposed, and ultimately adopted, amendments to Rule 35d-1 under the 1940 Act (the “Names Rule”), but it specifically declined to do so (see Investment Company Names, SEC Release No. IC-35000 (October 11, 2023) (the "2023 Adopting Release")). As a result, a “global” fund’s failure to include the suggested disclosure does not cause its name to be materially deceptive or misleading within the meaning of Section 35(d).

We note that the 2001 adopting release for the Names Rule (see Investment Company Names, SEC Release No. IC-24828 (January 17, 2001) (the “2001 Adopting Release”) states that the term “global” connotes “diversification among investments in a number of different countries throughout the world.” While the 2001 Adopting Release explicitly states that use of the term “global” does not trigger application of Rule 35d−1 (a view that – as noted above – the SEC reaffirmed in the 2023 Adopting Release), the SEC indicated that it would expect funds using “global” in their name to “invest their assets in investments that are tied economically to a number of countries throughout the world.”

We believe the Fund’s current disclosure, which provides that Fund “can invest in any country, including emerging market countries,” “normally will invest in at least three countries (one of which may be the United States),” and “[t]ypically … invests in a number of different countries,” is consistent with the SEC’s position on the term “global” as outlined in the 2001 Adopting Release, and reaffirmed in the 2023 Adopting Release, and that additional criteria or disclosure regarding the term “global” is not required and would not be meaningful. In light of the above, we respectfully submit that (i) the Fund is not required to include the suggested disclosure in order to call itself a “global” fund, and (ii) the Fund’s failure to include the suggested disclosure does not cause its name to be materially deceptive or misleading within the meaning of Section 35(d).

5)	Comment: For the MML Global Fund, there is disclosure, in the Fund’s Principal Investment Strategies, that the Fund may have investments in American Depository Receipts (“ADRs”). Therefore, risks regarding investments in ADRs and similar investments should be disclosed as a Principal Risk for the Fund.

Response: We have carefully considered this comment. We will add the following disclosure to the “Foreign Investment Risk; Emerging Markets Risk; Currency Risk” section under “Principal Risks”:

The Fund may invest in foreign securities known as depositary receipts. Investments in depositary receipts are subject to the same risks as direct investment in foreign securities, which include market, political, currency, and regulatory risks.

6)	Comment: For the MML Global Fund, there is a disclosure, in the Fund’s Principal Investment Strategies, that “high barriers to entry” are one of several economic characteristics that the Fund’s subadviser considers when selecting portfolio investments. We request, consistent with the “plain English” requirements under 17 CFR § 230.421(d), the Fund clarify what is meant by the term “high barriers to entry”.

Response: We respectfully disagree that a plain English clarification is needed as we believe “barriers to entry” is a plain English way to describe a market or industry where it is very difficult for new companies to enter. We believe the current disclosure is appropriate, and we therefore respectfully decline to make the requested change.

Very truly yours,

/s/Andrew M. Goldberg

Andrew M. Goldberg

Lead Counsel, Investment Adviser & Mutual Funds, Massachusetts Mutual Life Insurance Company

Vice President, Secretary, and Chief Legal Officer, MML Series Investment Fund